

Mail Stop 3561

May 18, 2009

Expedia, Inc.
Michael B. Adler-Chief Financial Officer
333 108th Avenue NE
Bellevue, WA 98004

      Re: **Expedia, Inc.**
             Form 10-K for the year ended December 31, 2008
             Filed February 19, 2009
             File Number: 000-51447

Dear Mr. Adler:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended December 31, 2008

Item 7- MD&A

Results of Operations, page 46

1. We note from your revenue recognition accounting policy footnote on page F-9 that revenue is derived from the following sources:
   • Agent model revenue from:
     o Commissions or ticketing fees from the travel suppliers and/or travelers
   • Merchant model revenue from:
     o Spreads on travel products sold
     o Fees from customers
       • Travel agent and override commissions from travel suppliers
       • Incentive payments from global distribution systems
       • Advertising and Media Revenue
   We believe this information would provide a further understanding of your results of operations, and therefore be meaningful to investors. For example, payments from vendors and customers are likely to differ with regard to credit risk and payment terms and timing. In addition, factors affecting your business may not necessarily have the same impact on each of your revenue sources, and each revenue source may have its own unique set of factors impacting it. Further, investors will be able to discern the relative contributions to your results made by each revenue source along with any associated trends and related impacts. Therefore, please expand MD&A to summarize the amounts of each significant component/source of revenues in tabular form and to ensure that your discussion and analysis also covers the reasons for material changes in each component/source. Refer to the requirements of paragraph 303(a)(3) of Regulation S-K. In addition, please supplementally tell us the amount of each significant component of revenues for each of the latest three fiscal periods presented.

2. We note that cost of revenue, selling and marketing as well as general and administrative expenses comprise a significant proportion of total operating expenses, but your results of operations disclosure provides relatively little discussion related to these expense line items. For example, your discussion and analysis these costs states the increase is due to general growth. This disclosure does not provide and explanation how general growth affects each of these cost or the components of these expense categories. In this regard, please revise your disclosure to provide a robust discussion and analysis of these line items. In addition, because of the significance of these expense line items, we believe this would best be accomplished by providing a comparative table that quantifies the significant individual expense sub-categories that comprise these line items,

preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those sub-categories. Likewise, given its significance, consider similar disclosure of "marketing" expenses for greater transparency of this line item. Please provide us with a copy of your intended revised disclosure.

Item 8- Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

3. We note from the description of your business model that your personnel are an integral part of your revenue generation processes and future revenue growth. In this regard, your personnel provide the critical logistical support to your operations. Additionally, your technology and content costs also appear to directly affect your future revenue growth. Therefore, in being a service company, it appears personnel costs as well as technology and content costs are major components in providing a service activity that should be included before reporting a performance (profitability) measure and we believe that the presentation of a gross profit measure that excludes your personnel costs is not appropriate. As such, in absence of compelling evidence or authoritative guidance indicating that providing this performance measure would not be misleading to your investors, please discontinue your presentation of gross profit and revise your results of operations discussion in MD&A as necessary. Please note that our comment applies to your presentations of Quarterly Financial Information and of Guarantor; non-Guarantor Supplemental Financial information as well.

Note 2- Significant Accounting Policies

Revenue Recognition, page F-8

4. We note that you provide vacation packages for travelers. In this regard, please tell us and revise to disclose specifically how revenue is allocated to the various portions of vacation packages sold.

5. Based on your disclosures page 38, we note that you receive override commissions from travel suppliers. Therefore, if material, please tell us and revise your filing to disclose your revenues recognition policy associated with this revenue stream. Alternatively, indicate the location of these disclosures in your footnote.

Note 16 – Segment Information, page F-36

6. We note that your primary operating metric for evaluating segment performance is OIBA. Measures of segment profit or loss under SFAS 131 are required to be

disclosed by GAAP and, for that reason, are not considered to be "non-GAAP" financial measures" under Regulation G and Item 10(e) of Regulation S-K. SFAS 131 also requires you to reconcile the segment measures to the consolidated financial statements. For these reasons, we do not object to the segment disclosures presented on page F-37. However, the presentation of OIBA on a consolidated basis in any other context is considered to be a "non-GAAP" financial measure. Your attention is invited to "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" dated June 13, 2003, Question 21. The presentation of consolidated OIBA on page F-38 is not appropriate in the financial statement footnotes. Please delete this presentation on an ongoing basis.

7. Refer to the presentation of OIBA on pages 47 and 48 of MD&A. We believe that the discussion of your segments or other subdivisions of your business is appropriate and that it may be necessary for an understanding of your business. As you evaluate the profit or loss of each individual segment based upon segment OIBA, we do not object to a presentation and discussion of that measure in MD&A. However, any MD&A presentation of a non-GAAP performance measure on a consolidated basis must conform to the requirements set forth in Item 10(e) of Regulation S-K. As you consider OIBA to constitute a performance measure (as opposed to a liquidity measure) you have not met the burden of demonstrating why the use of a performance measure that removes charges for such recurring items as amortization, interest, stock based compensation, income taxes and other such items is useful and appropriate. Further, with regard to the impairment charges, we do not believe that such charges should be eliminated from a performance measure where there has been a similar charge within two years or such a charge is reasonably likely to recur within two years. Please eliminate the presentation of consolidated OIBA from your filed documents on an ongoing basis. Alternatively, provide us with additional detailed support for each individual item that you plan to exclude from any non-GAAP performance measure that you propose to present in future filings. We may have additional comments upon review of your response.

Note 12 – Earnings per Share, page F-32

8. We note your stated accounting policy with respect to the computation of diluted earnings per share. Specifically, you indicate that you include the incremental common stock that you would issue upon the assumed exercise of stock options and stock warrants in your computation if dilutive. Please explain how your computation of diluted net loss per share for fiscal 2008 is consistent with your stated accounting policy. Alternatively, please revise your presentation by filing an amendment to the Form 10-K.

Part IV. Item 15. Exhibits, Consolidated Financial Statements and Financial Statement Schedules, page 59

9. We note you have incorporated by reference Exhibit 10.7. This filing does not include all of the schedules and exhibits listed in the table of contents of the agreement. All agreements must be filed in full and include all attachments, schedules and exhibits. Please refile the entire agreement, including all exhibits and schedules. Further, please confirm that you will file all exhibits in full and include all attachments, schedules and exhibits in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25
Tax Matters, page 30

10. We note your disclosure on page 30 of the stock price performance and EBITA growth targets used to determine RSU grants and annual bonuses. Please confirm that in future filings you will disclose your performance targets in the "Cash Bonuses" and "Equity Compensation" sections starting on page 27 so that the disclosure of the specific targets is included within the discussion of each compensation element that is dependent upon the achievement of such targets. Please also confirm that in future filings you will quantify all performance targets, including your EBITA growth target.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief